

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2019

Via E-mail
Mr. Paul E. Northen
Chief Financial Officer
Rollins, Inc.
2170 Piedmont Road, N.E.
Atlanta, GA 30324

Re: Rollins, Inc.
Form 10-Q for the quarterly period ended March 31, 2019
Exhibit Nos. 10.1, 10.2 and 10.3
Filed April 26, 2019
File No. 001-04422

Dear Mr. Northen:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance